02057201

RECD S.E.C.
SEP 9 - 2002
1086

P.E
9/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

(Commission File No. 1-15250)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

PROCESSED
SEP 10 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, September 2, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: **Payment of Monthly Interest on Own Capital**
. Banco Bradesco S.A.

The Board of Directors of this Bank, in a meeting held on this date, approved the Board of Executive Officers proposal for the payment to the Company's Stockholders, pursuant to the Corporate Bylaws and legal provisions, of Interests on Own Capital related to the month of September/2002, **in the amount of R$0,0117650 for common stock and R$0,0129415 for preferred stock, both per lot of one thousand shares**, benefiting the stockholders registered in the Company's records on this date (9.2.2002).

The payment will be made on 10.1.2002, at the net amount of **R$0,010 for common stock and R$0,011 for preferred stock, both per lot of one thousand shares** for those shareholders with stock position equal to or over 100,000 shares, after deduction of Withholding Income Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from this respective taxation, which will receive the declared amount.

For those with stock position up to 99,999 shares, the payment will be made on 1.2.2003, but may be antecipated if the shareholder presents a written request for that purpose.

The respective Interests will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

The Interests relating to stocks under custody at CBLC - Brazilian Clearing and Depository Corporation will be paid to CBLC, independently the stockholder position which will be transfered to the stockholders through the depository Brokers.

Cordially,
Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: September 9, 2002

By: ______________________

Name: Luiz Carlos Trabuco Cappi

Title: Executive Vice President and Investor Relations Director